FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                   For the month of  June 6, 1997
                                    --------
                          TURBODYNE TECHNOLOGIES INC.
                          ---------------------------
                (Translation of registrant's name into English)

      Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X       Form 40-F
                                 ---                  ----
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No    X
                                  ----         ---
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

                                 ------------
                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 30, 1997                              /s/Leon E. Nowek
-----------------------                   ----------------------
Date                                      Signature

                                          Leon E. Nowek
                                          ----------------------
                                          Name

                                          Chief Financial Officer
                                          -----------------------
                                          Title

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE SECURITIES ACT.

                                    FORM 27
                                    -------
                                SECURITIES ACT
                                --------------

             MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.   REPORTING ISSUER
          ----------------
          TURBODYNE TECHNOLOGIES INC.
          Suite 510,
          1090 West Pender Street
          Vancouver, British Columbia V6E 2N7

          Telephone: 604-682-8854
                     800-755-1865
          Facsimile: 604-688-8621


ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------
          June 6, 1997.


ITEM 3.   PRESS RELEASE
          -------------
          June 6, 1997, Carpinteria, California.


ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------
          TURBODYNE TECHNOLOGIES INC. ("Turbodyne") announced that it has entered into an agreement in principle with Kuhnle, Kopp & Kausch AG ("3K") to form a joint venture for the design, development, manufacture and marketing of a new line of turbochargers, incorporating Turbodyne's technology, for 3K's major customers in the European automotive market.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------
          Turbodyne has entered into an agreement in principle with Kuhnle, Kopp & Kausch AG ("3K") to form a joint venture for the design, development, manufacture and marketing of a new line of turbochargers, incorporating Turbodyne's technology, for 3K's major customers in the European automotive market.

          3K, a unit of the well known Penske automotive organization, is Germany's largest manufacturer of turbochargers. This agreement is a result of Turbodyne's ongoing development program with Volkswagen AG. On the recommendation of Volkwagen, Turbodyne is aligning itself with a turbocharger manufacturer with the logistical capabilities for on time delivery of product in quantity with the quality standards acceptable to automakers. Volkswagen is major purchaser of 3K turbochargers.

          Under the terms of the joint venture, Turbodyne will license its technologies to the joint venture and will participate in the development, component supply and assembly of products. 3K will have the overall responsibility for marketing, sales and after sales service of the joint venture products through their established distributor and dealer network. The license to be granted by Turbodyne to the joint venture will be for targeted automotive manufacturers in Europe and such other territories as the parties may mutually agree.

          The license to the joint venture will be royalty free with joint venture profits to be shared on a formula based on cost contribution. The European market for turbochargers is estimated to be at least one billion US dollars annually.


ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT
          ------------------------------------
          Not Applicable.


ITEM 7.   OMITTED INFORMATION
          -------------------
          Not Applicable.

ITEM 8.   SENIOR OFFICERS
          ---------------
          Leon E. Nowek, Chief Financial Officer
          c/o TURBODYNE TECHNOLOGIES INC.
          Suite 510,
          1090 West Pender Street
          Vancouver, British Columbia V6E 2N7

          Telephone: 604-682-8854
                     800-755-1865
          Facsimile: 604-688-8621


ITEM 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------
          The foregoing accurately discloses the material change referred to herein.


     JUNE 11, 1997
----------------------------------------------------------
Date


     /S/ ANDREW LEE
---------------------------------------------------------
(signature)

     ANDREW LEE
---------------------------------------------------------
Name


     SECRETARY & CONTROLLER
--------------------------------------------------------
Position


     VANCOUVER, BC
--------------------------------------------------------
Place of Declaration



--------------------------------------------------------------